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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              (AMENDMENT NO. ___)*


                               United Online, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock ($.0001 par value)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    911268100
                         -------------------------------
                                 (CUSIP Number)


                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the following box to designate the rule pursuant to which the Schedule is filed:

        [ ] Rule 13d-1(b)

        [ ] Rule 13d-1(c)

        [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.




                               Page 1 of 12 pages

CUSIP NO.  911268100

--------------------------------------------------------------------------------
      1.  Name of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Idealab (95-4569774)
--------------------------------------------------------------------------------
      2.  Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)

          (b)
--------------------------------------------------------------------------------
      3.  SEC Use only

--------------------------------------------------------------------------------
      4.  Citizenship or Place of Organization    United States of America

--------------------------------------------------------------------------------

Number of          5.  Sole Voting Power          1,059,322 shares
Shares          ----------------------------------------------------------------
Beneficially       6.  Shared Voting Power        3,589,854 shares
Owned by        ----------------------------------------------------------------
Each               7.  Sole Dispositive Power     1,059,322 shares
Reporting       ----------------------------------------------------------------
Person With:       8.  Shared Dispositive Power   3,589,854 shares

--------------------------------------------------------------------------------
      9.  Aggregate Amount Beneficially Owned by Each           4,649,176 shares
          Reporting Person

--------------------------------------------------------------------------------
     10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

--------------------------------------------------------------------------------
     11.  Percent of Class Represented by Amount in Row (9)   11.6%

--------------------------------------------------------------------------------
     12.  Type of Reporting Person (See Instructions)  CO

--------------------------------------------------------------------------------




                               Page 2 of 12 pages

CUSIP NO.  911268100

--------------------------------------------------------------------------------
      1.  Name of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Bill Gross
--------------------------------------------------------------------------------
      2.  Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)

          (b)
--------------------------------------------------------------------------------
      3.  SEC Use only

--------------------------------------------------------------------------------
      4.  Citizenship or Place of Organization    United States of America

--------------------------------------------------------------------------------

Number of          5.  Sole Voting Power          1,059,322 shares
Shares          ----------------------------------------------------------------
Beneficially       6.  Shared Voting Power        3,589,854 shares
Owned by        ----------------------------------------------------------------
Each               7.  Sole Dispositive Power     1,059,322 shares
Reporting       ----------------------------------------------------------------
Person With:       8.  Shared Dispositive Power   3,589,854 shares

--------------------------------------------------------------------------------
      9.  Aggregate Amount Beneficially Owned by Each           4,649,176 shares
          Reporting Person

--------------------------------------------------------------------------------
     10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

--------------------------------------------------------------------------------
     11.  Percent of Class Represented by Amount in Row (9)   11.6%

--------------------------------------------------------------------------------
     12.  Type of Reporting Person (See Instructions)  IN

--------------------------------------------------------------------------------




                               Page 3 of 12 pages

CUSIP NO.  911268100

--------------------------------------------------------------------------------
      1.  Name of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Clearstone Venture Management I, L.L.C. (fka idealab!
          Capital Management I, L.L.C.) (95-4677542)
--------------------------------------------------------------------------------
      2.  Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)

          (b)
--------------------------------------------------------------------------------
      3.  SEC Use only

--------------------------------------------------------------------------------
      4.  Citizenship or Place of Organization    United States of America

--------------------------------------------------------------------------------

Number of          5.  Sole Voting Power          3,589,854 shares
Shares          ----------------------------------------------------------------
Beneficially       6.  Shared Voting Power        0
Owned by        ----------------------------------------------------------------
Each               7.  Sole Dispositive Power     3,589,854 shares
Reporting       ----------------------------------------------------------------
Person With:       8.  Shared Dispositive Power   0

--------------------------------------------------------------------------------
      9.  Aggregate Amount Beneficially Owned by Each           3,589,854 shares
          Reporting Person

--------------------------------------------------------------------------------
     10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

--------------------------------------------------------------------------------
     11.  Percent of Class Represented by Amount in Row (9)   9.0%

--------------------------------------------------------------------------------
     12.  Type of Reporting Person (See Instructions)  IV

--------------------------------------------------------------------------------




                               Page 4 of 12 pages

CUSIP NO.  911268100

--------------------------------------------------------------------------------
      1.  Name of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Clearstone Venture Partners I-B, L.P. (fka idealab!
          Capital Partners I-B, L.P.) (95-4679492)
--------------------------------------------------------------------------------
      2.  Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)

          (b)
--------------------------------------------------------------------------------
      3.  SEC Use only

--------------------------------------------------------------------------------
      4.  Citizenship or Place of Organization    United States of America

--------------------------------------------------------------------------------

Number of          5.  Sole Voting Power          2,058,598 shares
Shares          ----------------------------------------------------------------
Beneficially       6.  Shared Voting Power        0
Owned by        ----------------------------------------------------------------
Each               7.  Sole Dispositive Power     2,058,598 shares
Reporting       ----------------------------------------------------------------
Person With:       8.  Shared Dispositive Power   0

--------------------------------------------------------------------------------
      9.  Aggregate Amount Beneficially Owned by Each           2,058,598 shares
          Reporting Person

--------------------------------------------------------------------------------
     10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

--------------------------------------------------------------------------------
     11.  Percent of Class Represented by Amount in Row (9)   5.1%

--------------------------------------------------------------------------------
     12.  Type of Reporting Person (See Instructions)  IV

--------------------------------------------------------------------------------




                               Page 5 of 12 pages

CUSIP NO. 911268100

--------------------------------------------------------------------------------
     1.   Name of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          William S. Elkus
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) ________________________________________________________________

          (b) ________________________________________________________________
--------------------------------------------------------------------------------
     3.   SEC Use only ________________________________________________________
--------------------------------------------------------------------------------
     4.   Citizenship or Place of Organization    United States of America
--------------------------------------------------------------------------------

Number of      5.   Sole Voting Power             81,062 shares
Shares       -------------------------------------------------------------------
Beneficially   6.   Shared Voting Power           3,589,854 shares
Owned by     -------------------------------------------------------------------
Each           7.   Sole Dispositive Power        81,062 shares
Reporting    -------------------------------------------------------------------
Person With:   8.   Shared Dispositive Power      3,589,854 shares
--------------------------------------------------------------------------------
     9.   Aggregate Amount Beneficially Owned by Each Reporting Person
          3,670,916 shares
--------------------------------------------------------------------------------
    10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions) __________________________________________________
--------------------------------------------------------------------------------
    11.   Percent of Class Represented by Amount in Row (9)      9.2%
--------------------------------------------------------------------------------
    12.   Type of Reporting Person (See Instructions)  IN
--------------------------------------------------------------------------------

ITEM 1.

    (a)  Name of Issuer:  United Online, Inc.

    (b)  Address of Issuer's Principal Executive Offices: 2555 Townsgate Road,
               Westlake Village, California 91361


ITEM 2.

    (a)  Name of Person Filing:  This statement is being filed jointly by
               Idealab, a California corporation, Bill Gross, an individual, Clearstone Venture Management I, L.L.C., a Delaware limited liability company (fka idealab! Capital Management I, L.L.C.) ("CVM"), Clearstone Venture Partners I-B, L.P., a Delaware limited partnership (fka idealab! Capital Partners I-B, L.P.) ("CVP I-B") and William S. Elkus, an individual (Mr. Elkus, together with Idealab, Mr. Gross, CVM and CVP I-B are referred to collectively as the "Reporting Persons"). Mr. Gross is the Chairman of the Board of Directors and CEO of Idealab and the Managing Member of idealab! Holdings, L.L.C., a Delaware limited liability company ("Holdings"), and exercises voting and investment power over shares held beneficially by those entities. Mr. Gross and Mr. Elkus are Managing Members of CVM and share voting and investment power over shares held beneficially by CVM. CVM controls CVP I-B.

    (b)  Address of Principal Business Offices or, if none, Residence:  The principal business offices of Idealab and Mr. Gross is 130 W. Union St., Pasadena, CA 91103. The principal business offices of Mr. Elkus, CVM and CVP I-B is 1351 4th Street, 4th Floor, Santa Monica, CA 90401.

    (c) Citizenship: Idealab is a California corporation, Mr. Gross and Mr. Elkus are citizens of the United States of America, CVM is a Delaware limited liability company and CVP I-B is a Delaware limited partnership.

    (d)  Title of Class of Securities:  Common Stock ($.0001 par value)
               ("Common Stock")

    (e)  CUSIP Number:  911268100


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

    (a)  [ ]   Broker or dealer registered under section 15 of the Act
               (15 U.S.C. 70o)

    (b)  [ ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

    (c)  [ ]   Insurance company as defined in section 3(a)(19) of the Act
               (15 U.S.C. 78c)

    (d)  [ ]   Investment company registered under section 8 of the
               Investment Company Act of 1940 (15 U.S.C. 80a-8)

    (e)  [ ]   An investment adviser in accordance with
               Section 240.13d-1(b)(1)(ii)(E)

    (f)  [ ]   An employee benefit plan or endowment fund in accordance with
               Section 240.13d-1(b)(1)(ii)(F)

    (g)  [ ]   A parent holding company or control person in accordance with
               Section 240.13d-1(b)(1)(ii)(G)

    (h)  [ ]   A savings associations as defined in Section 3(b) of the Federal
               Deposit Insurance Act (12 U.S.C. 1813)

    (i)  [ ]   A church plan that is excluded from the definition of an
               investment company under section 3(c)(14) of the Investment
               Company Act of 1940 (15 U.S.C. 80a-3)

    (j)  [ ]   Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)


ITEM 4. OWNERSHIP

        As of December 31, 2001, the Reporting Persons may be deemed the beneficial owner of the following number of shares of Common Stock:

Idealab:

   (a)   Amount Beneficially Owned:  4,649,176*.

   (b)   Percent of Class:  11.6%.

   (c)   Number of shares as to which such person has:

         (i)   Sole power to vote or to direct the vote:
               1,059,322.

         (ii)  Shared power to vote or to direct the vote:
               3,589,854.

         (iii) Sole power to dispose or to direct the disposition of:
               1,059,322.

         (iv)  Shared power to dispose or to direct the disposition of:
               3,589,854.




                               Page 7 of 12 pages

Mr. Gross:

   (a)   Amount Beneficially Owned:  4,649,176*         .

   (b)   Percent of Class:  11.6%.

   (c)   Number of shares as to which such person has:

         (i)   Sole power to vote or to direct the vote:
               1,059,322.

         (ii)  Shared power to vote or to direct the vote:
               3,589,854.

         (iii) Sole power to dispose or to direct the disposition of:
               1,059,322.

         (iv)  Shared power to dispose or to direct the disposition of:
               3,589,854.


CVM:

   (a)   Amount Beneficially Owned:  3,589,854**.

   (b)   Percent of Class:  9.0%.

   (c)   Number of shares as to which such person has:

         (i)   Sole power to vote or to direct the vote:
               3,589,854**.

         (ii)  Shared power to vote or to direct the vote:
               0.

         (iii) Sole power to dispose or to direct the disposition of:
               3,589,854**.

         (iv)  Shared power to dispose or to direct the disposition of:
               0.


CVP I-B:

   (a)   Amount Beneficially Owned:  2,058,598**.

   (b)   Percent of Class:  5.1%.

   (c)   Number of shares as to which such person has:

         (i)   Sole power to vote or to direct the vote:
               2,058,598**.

         (ii)  Shared power to vote or to direct the vote:
               0.

         (iii) Sole power to dispose or to direct the disposition of:
               2,058,598**.

         (iv)  Shared power to dispose or to direct the disposition of:
               0.

Mr. Elkus:

   (a)   Amount Beneficially Owned:  3,670,916**.

   (b)   Percent of Class:   9.2%.

   (c)   Number of shares as to which such person has:

         (i)   Sole power to vote or to direct the vote:  81,062**.

         (ii)  Shared power to vote or to direct the vote:  3,589,854.

         (iii) Sole power to dispose or to direct the disposition of:
               81,062**.

         (iv)  Shared power to dispose or to direct the disposition of:
               3,589,854.

* Idealab is the record owner of 65,757 shares of Common Stock. Holdings is the record owner of 993,565 shares of Common Stock. Holdings is a wholly-owned subsidiary of Idealab and is controlled by Idealab. Mr. Gross is the Chairman of the Board of Directors and CEO of Idealab and the Managing Member of Holdings and exercises voting and investment power over shares held beneficially by those entities. Mr. Gross is a Managing Member of CVM and shares voting and investment power over shares held beneficially by CVM. Each of the reporting persons disclaim beneficial ownership of such shares of Common Stock of United Online to the extent it exceeds its pecuniary interest.

** CVP I-B is the record owner of 2,058,598 shares of Common Stock and Clearstone Venture Partners I-A, L.P., a Delaware limited partnership (fka idealab! Capital Partners I-A, L.P.) ("CVP I-A"), is the record owner of 1,531,256 shares of Common Stock. CVM may be deemed the beneficial owner of 3,589,854 shares in its capacity as the general partner of CVP I-A and CVP I-B. Mr. Elkus is a Managing Member of CVM and shares voting and investment power over shares held beneficially by CVM. Shares beneficially owned by Mr. Elkus includes 81,062 shares indirectly owned by Mr. Elkus and held by various estate planning entities.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.




                               Page 8 of 12 pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.


ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

Not applicable.


ITEM 10.  CERTIFICATION

        By signing below each of the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.






                               Page 9 of 12 pages

                                   SIGNATURES


    After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.



    Date: February 13, 2002          IDEALAB



                                     By     /s/ Bill Gross
                                         ---------------------------------------------------
                                            Name:  Bill Gross
                                            Title: Chairman of the Board and CEO



    Date: February 13, 2002          By     /s/ Bill Gross
                                         ---------------------------------------------------
                                            Name:  Bill Gross



    Date: February 13, 2002          CLEARSTONE VENTURE MANAGEMENT I, L.L.C.



                                     By     /s/ William Elkus
                                         ---------------------------------------------------
                                              Name:  William S. Elkus
                                              Title: Managing Member



    Date: February 13, 2002          CLEARSTONE VENTURE PARTNERS 1-B, L.P.



                                     By     /s/ William Elkus
                                         ---------------------------------------------------
                                            Name:  William S. Elkus
                                            Title: Managing Member of Clearstone Venture
                                                   Management I, L.L.C., its General Partner

    Date: February 13, 2002          By     /s/ William Elkus
                                         ---------------------------------------------------
                                            Name:  William S. Elkus




                              Page 10 of 12 pages

                                  EXHIBIT INDEX



                                                                                                Page No.
                                                                                                --------
A.      Joint Filing Agreement, dated February 13, 2002 by and between Idealab, Bill Gross,
        William S. Elkus, Clearstone Venture Management I, L.L.C. and Clearstone Venture
        Partners I-B, L.P. ...................................................................     13







                              Page 11 of 12 pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT


        The undersigned hereby agree that the statement on Schedule 13G dated February 13, 2002 with respect to the Common Stock of United Online, Inc. is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

        This Agreement may be executed in counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute one and the same instrument.



    Date: February 13, 2002          IDEALAB



                                     By     /s/ Bill Gross
                                         ---------------------------------------------------
                                            Name:  Bill Gross
                                            Title: Chairman of the Board and CEO



    Date: February 13, 2002          By     /s/ Bill Gross
                                         ---------------------------------------------------
                                            Name:  Bill Gross



    Date: February 13, 2002          CLEARSTONE VENTURE MANAGEMENT I, L.L.C.



                                     By     /s/ William Elkus
                                         ---------------------------------------------------
                                              Name:  William S. Elkus
                                              Title: Managing Member



    Date: February 13, 2002          CLEARSTONE VENTURE PARTNERS 1-B, L.P.



                                     By     /s/ William Elkus
                                         ---------------------------------------------------
                                            Name:  William S. Elkus
                                            Title: Managing Member of Clearstone Venture
                                                   Management I, L.L.C., its General Partner


    Date: February 13, 2002          By     /s/ William Elkus
                                         ---------------------------------------------------
                                            Name:  William S. Elkus







                              Page 12 of 12 pages